SEABOARD CORPORATION


July 13, 2011


Justin Dobbie
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549


RE:  Seaboard Corporation
     Form 10-K
     Filed March 9, 2011
     Definitive Proxy Statement on Schedule 14A
     Filed March 15, 2011
     Form 10-Q
     Filed May 6, 2011
     File No. 001-03390


Dear Mr. Dobbie:

We are writing in response to your letter dated July 1, 2011, with respect to the above-referenced report filed by Seaboard
Corporation ("Seaboard" or the "Company"). Our numbered responses to your comments correspond to the numbered comments in your letter.

In responding to your comments, we acknowledge that:

     - the Company is responsible for the adequacy and accuracy of the disclosure in our filing with the Commission;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United
          States.

                   COMMENTS AND OUR RESPONSES


Form 10-K

Item 1A: Risk Factors, page 7

Comment 1:   Please delete the phrase "but are not limited to" in
             future filings. Your "Risk Factors" section should include all material risks.

Response:    In future filings, we will delete the phrase as
             requested and we confirm our "Risk Factors" section will continue to include all material risks.

Management's Discussion and Analysis
- Contractual Obligations and Off-Balance Sheet Arrangements, page 16

Comment 2:   We note that your disclosure in MD&A includes a table
             of contractual obligations. In future filings, please include disclosure of long-term liabilities presented on your balance sheet such as pension liabilities and deferred tax liabilities. See Item 303(A)(5) of Regulation S-K.

Response:    In future filings, as appropriate we will add a
             separate line item titled "other long-term liabilities" with the related disclosure to the table of contractual obligations substantially to the following effect :

             "Other long-term liabilities in the table above represent expected benefit payments for various non-qualified pension plans and supplemental retirement arrangements as discussed in Note 10 to the Consolidated Financial Statements, which are deemed to be employer contributions since these are unfunded obligations. No contributions are planned at this
             time to the two qualified pension plans.   Non-
             current deferred income taxes and certain other long-term liabilities on the Consolidated Balance Sheet are not included in the table above as management is unable to reliably estimate the timing of the payments for these items. In addition, deferred revenues included in other long-term liabilities on the Consolidated Balance Sheet have been excluded from the table above since they do not represent contractual obligations."

Statements of Earnings, page 29

Comment 3:   We note that revenue is presented as "net sales" on
             the face of the statements of earnings. Please explain to us, and disclose in future filings, the nature of any incentives, discounts or allowances that are recorded as reductions to revenue in the calculation of the "net sales" amount. Please also disclose the accounting policy and when these items are recognized in the financial statements. To the extent that the aggregate amount of reductions to gross revenue are material, please disclose the amount of the reductions in the notes to the financial statements in future filings, preferably by individual components in tabular format.

Response:    Seaboard records revenue net of certain items, which
             primarily include estimated discounts based on volume recognized at the time of sale. The aggregate amount of reductions to revenue as a percentage of net sales is less than 1%. Accordingly, Seaboard has deemed these amounts immaterial for disclosure purposes but will include in future filings if such amounts become material.

Notes to the Financial Statements

Note 2. Investments

Comment 4:   We note from your disclosure in the statement of cash
             flows that during each of the years in which a statement of earnings has been provided you have received proceeds from the sale of short-term investments and the maturity of short-term investments. Please revise future filings to include the disclosures required by ASC 320-10-50-9 which include disclosure of the gross realized gains and gross realized losses that have been included in earnings as a result of the sales of available for sale securities.

Response:    Pretax gross realized gains on the sale of available
             for sale securities as a percentage of earnings before income tax were 1.5%, 0.6% and 2.2% for the years ended December 31, 2010, 2009 and 2008, respectively. Pretax net realized gains on the sale of available for sale securities as a percentage of earnings before income tax were 1.4%, 0.2% and 1.8% for the years ended December 31, 2010, 2009 and 2008, respectively. Accordingly, Seaboard has deemed these amounts immaterial for disclosure purposes. Seaboard will include the disclosures required by ASC 320-10-
             50-9 in future filings, if such amounts are material.

Note 13. Segment Information, page 55

Comment 5:   We note your disclosure that on March 2, 2009 an
             agreement became effective under which you will sell two floating power generating facilities in the Dominican Republic for $70 million and as of December
             31, 2010 the net book value of the two barges was $20.1 million and are classified as held for sale on the balance sheet. We further note your disclosure that you expect to recognize a gain on the sale of assets of approximately $50 million in operating income at the close of the sale in 2011. Please explain to us why believe that this sale appropriately represents the sale of assets rather than a discontinued operation. As part of your response, please explain to us whether these power generating facilities represent a component of an entity. Please see the guidance in ASC 205-20-45.

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Response:    The power barges sold represent individual assets at
             a level below that of a component of an entity. The power barges sold were used together with other assets including fuel storage tanks, line connections to the local power grid and other assets which collectively are considered the power generating component. Seaboard has retained this component to continue as a supplier to the Dominican power grid
             after this sale.    As discussed below, Seaboard is
             removing certain older assets and replacing them with similar new, more efficient assets at the same location to continue to produce power and therefore did not meet the criteria for discontinued operations in ASC 205-20-45. This is akin to retrofitting a plant with new equipment.

             Seaboard first disclosed the agreement to sell the two floating generating facilities in the Dominican Republic in its 2008 Annual Report on Form 10-K. It is important to note the first sentence of Note 13 to the 2008 Annual Report stated the buyer "will use such barges for private use" meaning it would not be producing power for sale to third parties in competition with Seaboard. As a result, Seaboard was not selling the business, just certain assets of the business. As discussed below, the revenue-producing activity of the component will remain the same as before the transaction, which is generating electricity into the local Dominican Republic power grid for sale to third parties. Most of the employees, all of the customer base and operating rights have been retained by Seaboard. Accordingly, the sale of these assets did not and will not result in the elimination of the power generating component or Seaboard operating in or generating cash flows in the Dominican Republic.

             In addition, the last sentence of Note 13 in our 2008 Annual Report stated "Seaboard will retain all other physical properties of this business and is considering options to continue its power business in the Dominican Republic after the sale of these assets is completed." Such assets include the administration building, spare parts warehouse, two fuel storage tanks and certain line connections to the local power grid. The two assets sold are such they would be disconnected and moved to a different location leaving the rest of the operations in place. In addition, Seaboard has certain power supply agreements with various industrial customers for which Seaboard would continue to provide power past the closing date of the sale. During the time after the sale of the assets, Seaboard intended to buy power on the spot market for resale to these customers until such time a new generation facility began operation.

             In the second quarter Form 10-Q for the period ended July 3, 2010, Seaboard announced it was finalizing plans to build a 106 megawatt power generating
             facility in the Dominican Republic.   This new power
             barge would replace the assets sold and, when delivered later this year, will be placed in the exact location where the assets sold use to be. This was also disclosed in the 2010

             Annual Report on Form 10-K in Note 13 by the following sentence: "Seaboard retained all other physical properties of this business and is currently building a replacement 106 megawatt floating power generating facility for use in the Dominican Republic." This business activity, the assets we retained together with the new power generating facility makes Seaboard a continuing part of the Dominican power supply industry. Nothing was discontinued and no business components were sold.

Comment 6:   Reference is also made to your Business - Financial
             Information about Industry Segments and MD&A -
             Overview sections concerning some additional information on your Commodity, Trading & Milling
             ("CTM") segment. Within the CTM segment, we note the nature of your two types of business activities is different as follows:

             (1) a commodity & trading business where you internationally purchase and trade a number of commodities (wheat, corn soybean meal, rice); and

             (2) the operation of a grain milling processing business where you mill and produce flour, feed and maize.

             We note that your CTM segment is the largest of your six reportable segments relative to your consolidated sales, as it represented approximately $1.8 billion
             (or 41%) of the $4.3 billion consolidated sales in fiscal 2010. Although the milling operations produce products that are supplied by your trading business, the nature of these two business (trading and milling) activities appear dissimilar with their economic characteristics, risks, customers, production processes and/or marketing methods. In this regard, we have also noted below several examples of disclosure in your Form 10-K and Annual Report that appear to highlight differences in these respective business activities. In MD&A - Overview for the Commodity Trading and Milling Segment (page
             11, Annual Report), you discuss that fluctuating market conditions for wheat and flour can have a significant impact on both the trading and milling business sales and operating income. It appears that wheat and flour separately impact your trading and milling business, respectively. Furthermore, in Item
             1A - Section (c)(4) - Risk Factor for Commodity
             Trading & Milling (page 12, Form 10-K), you disclose that you enter into material amounts of significantly different derivative products to manage certain market risks within the commodity trading portion of the business, thus it appears the risks of these two businesses are dissimilar. We also note that the mark-to-market adjustments for the derivative instruments has materially impacted the operating results of the CTM segment, as presented in MD&A for this segment's operating results (see page 17, Annual Report). In addition, the 2010 Letter to Stockholders (page 3, Annual Report) highlights positive results obtained from grain trading in Latin America, while also stating that grain processing margins were mixed in both Africa and the Americas along with a fiscal 2011 expectation of heavy price resistance and generally lower margins and volumes on the milling side. As such, it appears you may not meet all the criteria as specified in ASC Topic 280-10-50-11 to aggregate these two operating businesses.

             Please re-evaluate your segment reporting of CTM to consider further disaggregation of these two operating businesses into separate reportable business segments. In the event management still continues to believe aggregation of the trading and milling businesses as one reportable segment is appropriate under the above accounting guidance, please provide a clear and complete response that provides all the information as specified below:

             (1) an organizational flowchart of the CTM segment detailing all of its operating segments;

             (2) the chief operating decision maker(s) ("CODM") of the CTM segment and how executive management of this segment is structured and resources are allocated to the operating segments that comprise the CTM segment;

             (3)  a detailed discussion of each factor in ASC
                  Topic 280-10-50-11 that enables management to support its conclusion that aggregation of all operating segments into the one reportable CTM segment is appropriate;

             (4) discrete separate financial information for the trading and milling businesses for each of the last three (2008-2010) fiscal years and subsequent 2011 interim periods detailing revenues, operating income and geographic sales information, respectively. Please also let us know how much of the sales (quantified) for each of these businesses went to similar customers; and

             (5) a representative sample copy of the discrete financial information that is regularly furnished (on a quarterly or annual basis) to the CODM for the CTM segment.

             After your additional consideration and re-evaluation of this matter, please either revise your financial reporting or advise as applicable. We may have further comment if management continues to believe that the current reporting of CTM as one reportable segment is appropriate.

Response:    As disclosed in Note 13 to the Consolidated Financial
             Statements, Seaboard's reporting segments are based on information used by Seaboard's Chief Executive
             Officer, Mr. Steve Bresky, in his capacity as CODM, to determine allocation of resources and assess performance. Mr. Bresky communicates directly and individually with each of the five Chief Executive
             Officers of principal Seaboard operations. These include Rodney Brenneman, Pork,

             Edward Gonzalez, Marine, Hugo Rossi, Sugar,
             Armando Rodriguez, Power and David Dannov, CT&M. Such communications include meetings where allocation of capital resources, results of operations, and future plans are discussed.

             The CT&M segment is an integrated grain trading, grain processing and logistics company with primary focus on the African and South American markets. The objective of this segment is to create value through the world-wide origination, delivery and processing of grain by our subsidiaries and affiliates. Also this segment creates value for third-party processors by utilizing our grain merchandising strategies and logistics knowledge with focus on least cost origination. The CT&M segment is comprised of approximately many different components, some consolidated and some accounted for on the equity method. These represent either trading functions, milling and other locations, or segment overhead and
             administrative functions.   Each of these components
             is part of one business and thus one operating segment. In our management reporting we combine milling and trading results and evaluate these results on a combined basis. This results in key management decisions and resource allocation decisions made on a combined basis.

             In Seaboard's view, one of the main criteria of a operating segment described in ASC Topic 280-10-50-1 is its operating results are regularly reviewed by the chief operating decision (CODM) maker to make decisions about resources to be allocated to the
             segment and assess it performance.   In your request
             for information, you ask for a detail discussion of ASC Topic 280-10-50-11. However, that reference is to the aggregation criteria for combining two separate operating segments. As noted above, Seaboard does not manage CT&M as two separate operating segments but rather one business and one operating segment comprised of numerous components and thus the aggregation criteria does not apply in our circumstance. We do not report trading and milling separately because we do not manage CT&M in this manner internally. The critical information used by our senior management team responsible for overseeing this segment is presented on a combined basis. This information assigns trades to milling locations on a non-GAAP basis and reports margin by milling channel and margin by third party trades. Our segment manager reports directly to our Chief Operating Decision Maker (CODM). Information presented to both our CODM and our Board is at a combined level consistent with our existing segment reporting. If we were to disaggregate this segment into two pieces this would be inconsistent with how our CODM and segment management team view the business, manage activity, report results and allocate resources.

             As noted above, the Chief Executive Officer of the CT&M segment is Mr. Dave Dannov. Mr. Dannov reports directly to Mr. Bresky. Various individuals report to Mr. Dannov for both trading and milling
             operations.   However, no
             one individual manages either the entire commodity trading operations or the entire milling operations. Also reporting to Mr. Dannov is a group of approximately twenty individuals that provide administrative support functions for both trading and milling operations including Accounting, Human Resources, Information Systems, Engineering, Purchasing, Business Development and other Administrative support functions. There is no distinction made in an attempt to split overhead between the various businesses that make up CT&M but rather these costs are reported internally as one category. Strategy development is done on an integrated basis including input from the administrative, trading and milling management regarding business development opportunities, capital expenditures, investments and staff expansion. Various meetings are held with both trading and milling personnel attending. Trading and milling activities are highly coordinated with daily interaction between groups regarding key business decisions, including raw material input planning, logistics, pricing, product quality, financing and many other day-to-day business decisions.

             Each of the trading and milling businesses are treated as one collective group for key internal reports that are primarily used and relied upon by our CODM. We do not believe it would be appropriate or useful to separately prepare financial information for external reporting that is inconsistent with how we view and manage this business. The various comments in our Form 10-K and Annual Report, including the President's letter, are comments made to describe and explain various aspects of this operating segment to help a reader understand the business.

             Organizationally, Mr. Dannov has established
             operating entities or groups of entities in which he has placed senior managing executives who report directly to Mr. Dannov. These entities or groups of entities are comprised of trading and milling entities, which have a common purpose of purchasing bulk commodities from anywhere in the world, shipping those commodities to milling concerns, processing the commodities, and sales of the commodities or refined products to wholesalers, manufacturers, distributors, bakers or retail entities. The entities represent an integrated group, dependent upon other entities
             within the CT&M segment.    In addition to sourcing
             commodities for the milling businesses, the trading office may also supply price management function on their behalf. The results of the milling operations are materially impacted by the support provided by the trading operations. The trading operations are involved in the procurement and delivery of raw materials for the milling operations. The mills give the trading operations direction of quality, quantity and timing of delivery. Conversely in certain sales channels the trading entity would not operate without milling entities, as they provide the base cargo, or only cargo for certain geographic areas. This dependency requires the decision making, the management of the group of businesses, the organization and reporting to be considered one single activity. This is our lens and is how our CODM and segment management team manage this business.

             The CT&M segment is a combination of operations that forms one integrated operation. When considering all of the components of these operations, there are some differences but reporting separately is not how the business is managed or viewed by Seaboard's executive management group, especially Mr. Bresky or Mr. Dannov. Mr. Dannov constantly gives guidance to all of CT&M's management to view the operations as one integrated business rather than separate component parts thus demanding management focus on what is best for CT&M as a whole rather than any one specific entity. This is validated by the fact the group incentive compensation program shares performance of the entire division amongst the different management groups. Additionally, this holistic structure that integrates these commodity trading and milling activities is also how Mr. Bresky and Mr. Dannov communicate the business model to outside parties such as bankers, customers, suppliers and potential business partners. This structure has historically served our organization well and in our view is the most appropriate way to view and evaluate this portion of our business by an investor.

             Additional information requested such as organization chart, discrete separate financial information, and representative sample copies of the discrete information that is regularly furnished to the CODM for the CT&M segment will be provided on a confidential basis in a separate letter since such information is not public information.


Schedule II - Valuation and Qualifying Accounts

Comment 7:   Please revise future filings to expand the schedule
             to include the applicable financial information on the valuation allowance for deferred tax assets and the valuation account for LIFO inventory adjustments.

Response:    In future filings, we will expand the schedule as
             requested.

Signatures, page 23

Comment 8:   In future filings, please revise the second half of
             the signature page to have your principal executive officer, principal financial officer and principal accounting officer sign in their individual capacities. Refer to General Instruction D to Form 10-
             K.

Response:    In future filings, we will revise the signature page
             as requested.

Definitive Proxy Statement on Schedule 14A

2010 Executive Compensation Components, page 19

Comment 9:   We note you paid your named executive officers cash
             bonuses in amounts above the mandatory bonus amounts set forth in the employment agreements. We also note that although the company does not have specific targets, the 2010 bonuses of your named executive officers were "reflective of the operating results" of the company. In future filings, please revise to disclose the process the board undertook to determine the amount of bonuses awarded to the named executive officers and the specific factors, including a general overview of individual performance and business unit goals, the board considered.
             Specifically disclose the operating results that the board considered in granting bonuses and how the board used these results to determine the exact amount of the bonus award received by each named executive officer.

Response:    We state in our Proxy Statement on page 20 that "the
             Board of Directors establishes compensation based
             upon a subjective review of Company performance and
             individual performance."  We further explain that the
             Board subjectively evaluates both performance and
             compensation.   The Board does not utilize any
             metrics or any other specific factors, and there
             aren't individual or business unit goals which are
             considered, in establishing compensation.  Rather,
             the Board subjectively establishes compensation in
             light of existing compensation and a subjective
             assessment of how Seaboard is doing.  In the future,
             if there are specific factors which are considered,
             and if there are individual performance or business
             unit goals, these will be disclosed.   We will also
             clarify that the process utilized by the Board of Directors in establishing compensation is subjective.

Comment 10:  We note that the board evaluates compensation so that the amounts paid to your key employees remains "competitive relative to compensation paid to similarly situated executives of [y]our peer companies" and that you determine bonuses based on a "subjective evaluation of the market data." As such, it appears that you may benchmark compensation. Please revise in future filings to provide the companies against which you benchmark or provide an analysis as to why this is not necessary. Please also revise future filings to clarify how you conducted a subjective evaluation of "market data" and the data to which you are referring.

Response:    The Board sometimes, but not always, will consider
             the average compensation paid to executives of other companies, which may be in a business related to a business of Seaboard, or of a similar size, or otherwise have some other similarity to Seaboard.
             When they do so, a general review of this data is undertaken, but no specific benchmark is utilized.
             In the future, if the executive compensation of peer companies is reviewed by the Board in determining compensation, we will set forth the peer companies, and if the evaluation of this data is conducted by any process other than a subjective review of the data, we will describe the process.

Form 10-Q for the quarter ended April 2, 2011

Note 9. Segment Information, page 13

Comment 11:  We note your disclosure that on April 20, 2011 you signed a short-term lease agreement that allowed you to resume operations of one of the barges (EDM) sold in the Dominican Republic on April 8, 2011. In light of your disclosure that you will recognize the entire $51.4 million gain on the sale of the barges in operating income in the second quarter of 2011, please explain to us why you believe it is appropriate to record the gain related to the sale of the EDM barge at the time of sale when you have entered into a sale-leaseback transaction. Your response should specifically address your consideration on recognizing the gain over the leaseback period that extends through approximately March 31, 2012. Please refer to the guidance in ASC 840-40-25-3.

Response:    ASC 840-40-55-82 provides an example, similar to
             Seaboard's transaction, whereby the seller negotiates a leaseback of a factory for one year because its new facilities are under construction and approximately one year will be required to complete the new facilities. In this example, since the leaseback was deemed a minor leaseback, the seller-lessee recognized the sale and the full gain at the time of sale.

             In Seaboard's transaction, the leaseback is deemed a minor leaseback because the present value of the leaseback is significantly less than 10 percent of the fair value of the EDM barge sold. It should also be noted that Seaboard was approached by the buyer to lease the property in late March 2011, well after the effective date of the sale agreement of March 2, 2009 and that the lease period was slightly less than one year. The expected life of this asset is considerably longer than this short lease term. The amount of rentals called for by the lease was deemed reasonable. As a result, the condition in ASC 840-40-25-3 was met so Seaboard accounted for the sale and subsequent minor leaseback as separate transactions based on their respective terms. Accordingly, Seaboard recognized the full $51.4 million gain on the sale of barges in operating income in the second quarter of 2011 (at the time of sale) in accordance with ASC 840-40-25-3.


In summary, we have carefully considered the comments and views expressed in your letter and believe your comments will improve
our future financial reporting.   We believe our responses fully
respond to the comments provided, and we do not believe that these inquiries or responses indicate the existence of any deficiencies in financial reporting controls or procedures. If you have any questions or require any further information, please call John Virgo at (913) 676-8800.

Very truly yours,

SEABOARD CORPORATION


/s/Robert L. Steer
Robert L. Steer
Executive Vice President and Chief
Financial Officer